Exhibit 99.1

Vermilion Energy Inc. Provides Update on the Impact of Alberta Wildfires

CALGARY, AB, May 8, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is providing the following update on the impact of the wildfires in Alberta.

With the protection and safety of our people and local residents as the utmost priority, Vermilion is closely monitoring the wildfires surrounding our operations in West Central Alberta. We have accounted for all of our employees and contractors in the affected areas to ensure their safety, and have also taken the safe measure to temporarily shut-in approximately 30,000 boe/d of production while we assess the risk to our operations. Our assessment to date indicates minimal damage to our key infrastructure. Vermilion will continue to closely monitor the situation and work with the appropriate authorities, and we will provide an update in due course.

We would like to thank our staff and emergency responders for their tireless work in response to the wildfires. Our thoughts are with our employees, their families, and our neighbors in the local communities during this difficult time.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:30e 08-MAY-23